

March 13, 2014

<u>Via E-mail</u>
Scott Painter
Chief Executive Officer
TrueCar, Inc.
120 Broadway, Suite 200
Santa Monica, California 90401

> **Re:** **TrueCar, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2014**
> **CIK No. 0001327318**

Dear Mr. Painter:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Summary

Overview, page 1

3.   You disclose in the first paragraph of your summary that you customize and operate your platform for your "affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and other large enterprises such as Boeing and Verizon." Elsewhere in the filing, including on pages 3 and 85, you also highlight AAA, American Express, PenFed, Disney and WalMart as groups with whom you partner. Please tell us on what objective basis you selected each of these entities (other than USAA) as representatives of your affinity group and corporate partners. We note your disclosure elsewhere that the single largest source of user traffic from your affinity group marketing partners comes from the site you maintain for USAA.

4.   In the last paragraph on page 1, please balance your disclosure of revenues generated for the nine months ended September 30, 2013, with disclosure of your net losses for the same period.

Industry Overview and Market Opportunity, page 2

5.   With respect to each third-party statement in your prospectus – such as the market data by the Bureau of Economic Analysis, the National Automobile Dealers Association, and Automotive News referenced in your summary, as well as the information from third parties cited in your business section – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether any or all of the reports or other publications were prepared for you.

Risk Factors

Risks Related to our Business and Industry

"The loss of a significant affinity group marketing partner…," page 16

6.   You disclose here that a significant reduction in the number of cars purchased from your TrueCar Certified Dealers by members of your affinity group marketing partners would reduce your revenue and harm your operating results, and you state that "a majority" of

the automobiles purchased by your users were matched to the car-buying sites you maintain for your affinity group marketing partners. Please consider providing more specific, quantitative disclosure of the number or percentage of automobiles purchased by members of your affinity group marketing partners in the aggregate as well as the amount or percentage of revenues attributable to such purchases, so that investors may better understand the extent of the risks described. We note in this regard that you disclose in the following risk factor on page 17 the percentage of units purchased attributable to the car-buying site you maintain for USAA, your most significant affinity group marketing partner.

"Any adverse change in our relationship with United Services Automobile Association…," page 17

7.   You disclose here that for the nine months ended September 30, 2013, 44.7% of all units purchased by users from TrueCar Certified dealers were matched to users of the car-buying site you maintain for USAA. Please briefly explain here what you mean by the term "units," as it is the first time you use the term in the prospectus. We note the definition on page 50.

"We may be unable to maintain or grow relationships with information data providers…," page 21

8.   Please tell us whether you are materially reliant on any individual third-party data providers for the historic and real-time data that is used to power your platform. If so, please ensure that your business section describes your relationship with any such providers in materially complete terms, and tell us what consideration you gave to filing your agreements with such providers as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. We note in this regard the general discussion in your business section on page 86 regarding your third-party data sources, including dealers, data aggregators, manufacturers, insurance companies, and others.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

General

9.   You refer numerous times in your discussion of results of operations and liquidity and capital resources to your agreement with Yahoo!, which was entered into in October 2011 and significantly modified in June 2012. For example, when comparing your results of operations for the nine months ended September 30, 2013 to the year-earlier period, you attribute the decrease in data and other revenue primarily to a decrease in lead referral fees arising from the modification of your marketing arrangement with Yahoo!. In order to provide context for such disclosures, please describe in an appropriate place in MD&A the Yahoo! agreement and the June 2012 modification, to the extent material to an

understanding of how the agreement and its modification affected your results of operations and liquidity and capital resources for the periods presented. We note the discussion of the arrangement with Yahoo! on page F-35 in your financial statement footnotes.

Overview, page 47

10.   Please clarify if customers have any recourse to you for Guaranteed Savings Certificates or if this is strictly an obligation of the TrueCar Certified Dealers.

Key Metrics, page 49

11.   For each of your key metrics please tell us what consideration you gave to presenting monthly or quarterly data which may be indicative of any material trends that would be useful to investors. We note for example seasonal trend discussion on page 63 that may be material information to investors concerning future revenues. In this regard, please tell us whether management uses monthly or quarterly Key Metric data to evaluate the operating results of the company.

Units, page 50

12.   We note your disclosure that a unit is counted following such time as you have matched the sale to a TrueCar user with one of TrueCar Certified Dealers. Please clarify whether these numbers are adjusted for the credits that you subsequently issue as a result of reconciling sales to dealer reported sales, as described on page F-15.

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

Sales and Marketing Expenses, page 55

13.   We note your disclosure that you had increased promotional activities, including loan subvention, where you pay a portion of a customer's borrowing costs for car loan products offered by certain affinity group marketing partners. Please clarify the form and nature of these activities, including whether you are a party to the loan agreement in the loan subvention transactions. Tell us how you determined the appropriate accounting and income statement classification for these costs, including your consideration of the provisions in ASC 605-50.

Business

Our Solution

Why consumers use TrueCar, page 83

14.   You state that for the three months ended September 30, 2013, TrueCar users paid, on average, approximately $3,000 less than MSRP. Please tell us whether these savings are consistent with savings historically obtained by your users, and if not, please provide historical disclosure to provide context.

Our Strengths

Robust data and proprietary analytics platform, page 86

15.   You disclose here that your platform synthesizes data from numerous third-party and proprietary sources to identify sales for which TrueCar certified dealers pay you a fee when a TrueCar user purchases a car from them. We note similar disclosures describing your pay-per-sale billing model elsewhere in the filing, including on page 71 in MD&A. Please explain to us in greater detail, with a view toward disclosure, how specifically you utilize these sources to identify when a sale has been made for which you are contractually entitled to be paid under your pay-per-sale arrangements, and ensure that your filing discusses all material limitations with respect to this process. In this regard, we note your risk factor beginning on page 21 discussing the adverse impact of data feed interruptions on your ability to invoice dealers for per-sale fees.

16.   Please describe more specifically the "other performance based metrics" that are enabled by your pay-for-performance business model, as noted in the last paragraph on page 86.

Certain Relationships, Related Party and Other Transactions

Strategic Relationships, page 128

17.   In describing your commercial arrangements with USAA, your largest shareholder and most significant affinity group marketing partner, you disclose the percentage of all units purchased by users of TrueCar Certified dealers that were matched to users of the car-buying site you maintain for USAA. Please also disclose the corresponding amounts of your total revenues that were attributable to your relationship with USAA. In addition, clarify whether your Service and Maintenance Agreement with USAA is on terms more or less favorable than those obtained in arm's-length transactions with unaffiliated third parties.

Principal Stockholders, page 134

18. Please revise to identify the natural persons who have voting or dispositive power over the shares of your common stock held by entities affiliated with USAA and Upfront Ventures, or explain to us in your response letter why you do not believe such disclosure is required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition

Transaction Revenues

Auto Buying Program Revenues, page F-19

19. Further to comment 15 above, we again note your disclosure that your receive information regarding vehicle sales from a variety of data sources, and you use this information to identify whether a sale has occurred between an Auto Buying Program user and a dealer. We also note your disclosure on page F-15 that adjustments and credits are made based on a reconciliation of vehicle sales identified by the Company to dealer reported sales, including instances where there are difficulties in reconciling the specific identity of the purchaser of the vehicle, and instances where a dealer claims that an introduction was previously identified by the dealer from a source other than the Company. Please clarify the contractual terms and conditions under which fees are payable to you by the dealer, including whether they are contingent on verification or acceptance of the transaction by the dealer. Tell us how you consider revenue to be realized in advance of verifying the identity of the purchaser of the vehicle, and the source of introduction to the sale, and how your revenue recognition policies comply with Staff Accounting Bulletin No. 104.

20. In this regard, reconcile your accounting policy disclosure with your page 1 disclosure that "…we generally earn a fee only when a TrueCar user purchases a car from [TrueCar Certified Dealers]."

21. Please clarify the portion of your revenue derived from subscription agreements, the length of these agreements, and any cancellation terms.

Data and Other Revenue

Lead Referral Fees, page F-21

22.   We note your disclosure that you recognize lead referral fees at the time the lead referral is accepted by the lead buying entity, and that you pay lead generation costs to lead buying intermediaries. Please clarify the nature of these transactions, including the role of the lead buying entities, and how you considered the provisions of ASC 605-45 in determining to recognize revenue on a gross basis.

Sales and Marketing, page F-21

23.   Please clarify the nature of your digital customer acquisition costs and your marketing fees earned by affinity group marketing partners for sales of vehicles from consumer traffic originated from Auto Buying Program websites maintained and operated by the company for affinity group marketing partners. Please clarify why these expenses are classified as sales and marketing rather than cost of revenues.

Employment Contracts, page F-36

24.   Please clarify your accounting policy for the liquidity bonuses of $2.9 million that will be earned upon a change of control or upon an initial public offering if certain liquidity criteria are met.

Note 11. Stockholders' Equity

Warrants to Purchase Preferred Stock and Common Stock, pages F-37 and F-38

25.   We note your disclosure that at September 30, 2013, 505,472 shares relating to the warrant you issued to USAA had vested based on achievement of performance milestones. Please clarify whether you recognized expense for the nine months ended September 30, 2013 for the additional shares that vested.

26.   In this regard, tell us the basis for classifying the USAA warrant expense within Sales and Marketing in view of the performance milestones based on vehicle sales. It would appear such expenses would be related to cost of revenues.

Other Equity awards, page F-41

27.   Please clarify how you have accounted for the options to purchase shares of common stock issued to the CEO, whether you have recognized any expense related to these options, and the dollar amount of such expenses.

Scott Painter
TrueCar, Inc.
March 13, 2014
Page 8

Note 15. Related Party Transactions, page F-48

28.   Rule 4-08(k) of Regulation S-X requires related party transactions to be identified and amounts stated on the face of the balance sheet, income statement and statement of cash flows. For example, we note the USAA service arrangement amounts included in Sales and Marketing expense. Please revise your financial statements accordingly.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Troy Foster
        Wilson Sonsini Goodrich & Rosati, P.C.